  Exhibit 99.1
IM Cannabis Announces Third Quarter 2021 Financial Results and Provides Outlook and Business Update

Q3 2021 revenues of $14.4 million; a 30% increase from Q2 2021

Gross margin improved to 20% from 5.4% in Q2 2021; expected to increase further in Q4 and into 2022

Canadian recreational brands WAGNERS and Highland Grow continue to gain market share, with sales in Ontario from June to October increased by over 110%

Toronto, Canada; Glil Yam, Israel, November 15, 2021 – IM Cannabis Corp. (“IMC” or the “Company”) (CSE: IMCC, NASDAQ: IMCC), a multi-country operator (“MCO”) in the medical and adult-use recreational cannabis sector with operations in Israel, Canada, and Germany, today announced its unaudited financial results for the three and nine-month periods ended September 30, 2021.

All figures are expressed in Canadian dollars unless otherwise indicated.

Q3 2021 Financial Summary

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Revenues for Q3 2021 were $14.4 million, a sequential increase of approximately 30% from Q2 2021. Had the acquisitions of MYM closed and Pharm Yarok Transaction and Vironna Transaction1 signed at the start of the quarter, revenue for Q3 2021 would have been approximately $1.4m higher.
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Gross Margin2, before fair value adjustments, for Q3 2021 was 20.0%, up from 5.4% in Q2 2021
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Adjusted EBITDA3 loss for Q3 2021 was $7.0 million, inclusive of $1.6 million of non-recurring acquisition-related costs in the quarter

Commenting on the Company’s results, Oren Shuster, Chief Executive Officer of IMC said, “Our third quarter results are indicative of the embedded growth profile of our integrated MCO model. Over the past year, we have completed a number of strategic and accretive acquisitions that have vertically integrated our operations, providing IMC with premium cultivation capacity, sought after brands and expanded distribution reach. Today we are seeing the revenue growth and margin opportunities of our unique business model, trends that we expect to continue.”

Outlook and Regional Business Update

IMC expects continued sequential revenue growth in Q4 2021 and into 2022, with recent acquisitions in Israel4and Canada having been integrated, and the portfolio positioned to optimize revenue and margins across jurisdictions. IMC anticipates that gross margin will continue to increase as revenue growth offsets fixed operating costs, particularly in Canada.
Market conditions and activities across each of the jurisdictions in which IMC carries on business are highly favourable for the Company and highlight the integrated nature of its operations.

1 IMC has not yet completed the Pharm Yarok Transaction and Vironna Transaction, however under IFRS, IMC consolidates their financial results in its financial statements commencing on the date of signing each of the respective definitive agreements
2 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"
3 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

Israel
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Subsequent to quarter end, Focus Medical Herbs Ltd. (“Focus Medical”) received Ministry of Agriculture approval to import WAGNERS premium, indoor-grown cannabis to the Israeli market. With Ministry of Heath approval expected before year-end, Focus Medical will be able to provide a consistent supply of premium cannabis to patients across Israel.
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Importing IMC’s Canadian-grown cannabis underscores the importance of the strategic acquisitions it has made over the last 9 months. With higher selling prices in Israel as compared to Canada along with the acquisitions of pharmacies in Israel, IMC will be able to realize higher gross margins5 and satisfy the increasing demand of patients in Israel for premium indoor-grown Canadian cannabis.
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Focus Medical will continue to import Canadian-grown premium cannabis from Avant Brands Inc. (“Avant Brands”), having received its first shipment to Israel in September, as well as imports from The Flowr Corporation (“Flowr”). With diversified sources of premium grade cannabis, Focus Medical can ensure that it meets the evolving demands of its patients.

Canada
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With consistently high quality and THC levels, increased brand recognition, additional SKUs, retail penetration and value-for-money, WAGNERS and Highland Grow continue to build momentum and market share.
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Since June 2021 when WAGNERS was launched in Ontario, combined sales of WAGNERS and Highland Grow in Ontario have increased by over 110%6. With the success of recently launched Cherry Jam, Pink Bubba and Blue Lime Pie offerings, and additional SKUs expected to be secured in Ontario’s most recent product call, the Company believes that its Canadian recreational cannabis business will continue to gain market share.
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In Ontario, Canada’s largest provincial market for cannabis, Highland Grow flower was ranked first in market share in the ultra-premium flower segment with 12.5% market share for the month of October. In the premium flower segment, WAGNERS was ranked sixth for the month of October with market share of 3.8%. Combining ultra-premium and premium flower segments, Highland Grow and WAGNERS ranked fourth in Ontario in October across all licensed producers selling premium and ultra-premium flower, with 6.3% market share7.
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In addition to Ontario, WAGNERS and Highland Grow have built considerable market share in the Maritime provinces, recently launched in Manitoba with great initial success, and has re-entered the Alberta market with 18 active SKUs.
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Operationally, cultivation activities continue to meet or exceed internal benchmarks for production, yields and THC levels. The Company expects to be producing approximately 7,000 kg of dried flower on a run-rate basis by the end of the first quarter of 2022, an increase of over 40% from current levels, as process improvements are realized through the flowering cycle. Recent THC testing levels continue to set new internal records, with the ten most recently harvested lots testing on average over 25%.

Germany
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The Company continues to develop Adjupharm GmbH (“Adjupharm”) as its European hub and to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country. The Company’s objective is to capture significant market share in Germany by working directly with pharmacies and with distributors to increase market reach for products bearing the IMC brand.
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IMC expanded delivery capabilities and regional locations: 70% of the cannabis market is stocked with IMC products and IMC products are at all 70 VIP pharmacies in Germany. The remaining smaller pharmacies that can handle cannabis have access to IMC products on demand with a 1-day delivery guarantee either directly through IMC/Adjupharm or our distribution partners.

Corporate Highlights
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On July 9, 2021, the Company announced the closing of the MYM Nutraceuticals Inc. (“MYM”). MYM operates two licensed, craft cultivation facilities in Canada. MYM’s flagship brand, Highland Grow, is an ultra-premium brand sold in most provinces throughout Canada.
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On July 27, 2021, the Company announced signing of a definitive agreement in connection with the acquisition of R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd. (collectively, “Pharm Yarok”) accelerating IMC’s execution of its vertical integration strategy within the Israeli retail market (the “Pharm Yarok Transaction”)
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On August 16, 2021, IMC announced the signing of a definitive agreement to acquire 51% of the outstanding ordinary shares of Revoly Trading and Marketing Ltd. dba Vironna Pharm (“Vironna”) (the “Vironna Transaction”). This further expands IMC’s retail presence achieved through the acquisition of certain assets from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (“Panaxia”) (the “Panaxia Transaction”) and the Pharm Yarok Transaction, each entered into earlier this year.

Q3 2021 Financial review

Revenues for Q3 2021 $14.4 million compared to $5.8 million in Q3 2020, representing an approximate increase of $8.6 million or 148% and a sequential increase of 30% from Q2 2021. Total dried flower sold in Q3 2021 was 2,434 kg at an average selling price of $4.85 per gram compared to 981 kg for Q3 2020 at an average selling price of $5.49 per gram. The increase in revenues related to dried flower is attributable to deliveries made under the Focus’ sales agreements to pharmacies, as well as to revenues generated from Trichome JWC Acquisition Corp. d/b/a JWC (“TJAC”), Adjupharm, nearly full quarter consolidation of MYM, Pharm Yarok, Panaxia and Vironna activities according to the acquisition dates for each transaction8.

4 IMC has not yet completed the recent acquisition in Israel, however under IFRS, IMC consolidates their financial results in its financial statements commencing on the date of signing each of the respective definitive agreements.
5 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"
6 Source: OCS Power BI
7 Source: OCS Power BI. Ultra-premium segment is greater than $12.99 per gram. Premium segment is $7.50 to $10.00 per gram.
8 IMC has not yet completed the recent acquisition in Israel, however under IFRS, IMC consolidates their financial results in its financial statements commencing on the date of signing each of the respective definitive agreements

Cost of revenues is comprised of cultivation costs, purchase of materials and finished goods, utilities, salary expenses, and import costs. Cost of revenues for Q3 2021 were $11.5 million, compared to $2.5 million in Q3 2020, representing an increase of $9.0 million or 355%. Sequentially, the increase was $1.0 million or 9.5% from Q2 2021.

The Company’s gross margin9 for Q3 2021 was 20.0% compared to 5.4% in the Q2 2021 and 57.1% in Q3 2020. Gross profit was impacted primarily due to a delay in a certain shipment at TJAC that was scheduled to occur prior to quarter end but occurred at the beginning of October 2021. Given the largely fixed cost structure at TJAC, gross margins are sensitive to changes in revenue and are expected to increase with revenue growth.

General and administrative expenses for Q3 2021 were $10.2 million, compared to $2.2 million in Q3 2020, an increase of $8.0 million. The increase is mainly attributable to the growing corporate activities in Israel, Canada, and Germany, professional services derived from legal fees and other consulting services, among other, in relation to M&A processes, of $3.3 million (including share-based expenses to financial advisors of approximately $0.3 million), salaries to employees of $2.9 million, impairment of other receivables of $0.5 million and insurance costs of $0.8 million. Sequentially, general and administrative expenses increased 84%. As a percent of revenue, general and administrative expenses in Q3 2021 were approximately 71%, and 67% in Q2 2021, compared with 38% in Q3 2020.

Selling and marketing expenses for Q3 2021 were $2.2 million, compared to $1.2 million in Q3 2020, representing an increase of $1.0 million or 88.6%. The increase is primarily due to the Company’s increased marketing efforts in Israel and brand launch in Germany, as well as increased distribution expenses relating to the increase in sales, full quarter consolidation of the results of Trichome Financial Corp. (“Trichome”) and nearly full quarter consolidation of MYM’s results.

Adjusted EBITDA10 gain (loss) for Q3 2021 was $(7.0) million, compared to $0.3 million in Q3 2020, after the adjustment of IFRS biological assets fair value adjustments, share-based payments and costs related to the NASDAQ listing and other non-recurring costs. Adjusted EBITDA11 gain (loss) for Q3 2021 including adjustment of $1.6 million non-recurring transaction costs in the quarter was $(5.4) million compared to $0.3 million in Q3 2020.

Net loss for Q3 2021 was $(5.7) million compared to a net loss of $(5.1) million in Q2 2021. The net income decrease was related to factors impacting operations described above, and finance income driven by revaluation of Warrants and other financial instruments in the amount of $8.1 million, which were recorded against liability on the grant day and were re-evaluated on September 30, 2021 through profit or loss.

Basic Income (Loss) per Common Share for Q3 2021 was $(0.06) compared to $0.004 in Q3 2020. Diluted Income (Loss) per Common Share for the Q3 2021 was $(0.18) compared to $0.004 in Q3 2020.

As of September 30, 2021, the Company had cash balance of $17 million compared with $8.9 million on December 31, 2020.

Subsequent to September 30, 2021 on October 15, 2021, IMC issued the third installment of shares in connection with Panaxia Transaction.

The complete unaudited consolidated financial statements of the Company and related management's discussion and analysis for the three- and nine-months periods ended September 30, 2021 and 2020, will be available under the Company's SEDAR profile at www.sedar.com and on the Company’s EDGAR profile at www.sec.gov.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Canada and Germany, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence and ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical, where it cultivates, imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm, where it also distributes cannabis to medical patients. In Canada, the Company operates through Trichome JWC Acquisition Corp. d/b/a JWC and MYM, where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands.

9 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"
10 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"
11 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, the receipt of import permits from the Israeli Ministry of Health to allow for the sale of the Company’s Canadian indoor-grown medical cannabis, the ability to realize higher gross margins and satisfy increasing Israeli demand for premium indoor-grown Canadian cannabis through the import of products from the Company’s Canadian subsidiaries, the delivery of continued imports from Avant Brands and Flowr, additional WAGNERS SKUs expected to be obtained in Ontario and the impact on the Company’s Canadian market share, the consolidation of financial results associated with the completion of each of (i) the MYM Transaction; (ii) the first closing of the Panaxia Transaction; (iii) the Pharm Yarok Transaction; and (iv) the Vironna Transaction, the receipt of all requisite approvals of the Israeli Ministry of Health to complete the acquisition of licenses in connection with (i) the Panaxia Transaction; (ii) the Pharm Yarok Transaction; and (iii) the Vironna Transaction, subsequent closings of the Panaxia Transaction, , the Company’s retail presence in Israel, the Company’s goals following subsequent closings of (i) the Panaxia Transaction; (ii) the completion of the Pharm Yarok Transaction; and (iii) the completion of the Vironna Transaction, and the Company’s business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical Herbs Ltd. (“Focus Medical”) in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10; any change in accounting practices or treatment affecting the consolidation of financial results; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical’s cannabis propagation or cultivation licenses; the ability of the Company to integrate the Trichome, MYM, Panaxia, Pharm Yarok, and Vironna businesses into its existing operations and to realize the expected benefits and synergies of each acquisition; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; any unexpected failure of Focus Medical, TJAC, to renew its propagation or cultivation licenses with the Israeli Ministry of Health, including any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the “Construction Proceedings”); any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements, including as a result of the Construction Proceedings; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company’s reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company’s ability to maintain or improve the brand position of the IMC brand in the Israeli and German medical cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ’s continued listing requirements; and loss of key management and/or employees.

Financial Outlook

The Company and its management believe that the estimated revenues contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered future-oriented financial outlooks and financial information (collectively, "FOFI") under applicable securities laws. These estimates and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of the Company’s and Focus Medical’s existing sales and supply agreements, the consolidation of revenue from the acquisition of MYM, the inclusion of a full quarter of revenue from the recently completed acquisition of Panaxia, the inclusion of Pharm Yarok operations in the Company's financial results following the closing of the respective acquisitions, government authorization for the import of medical cannabis, the revenue associated with the acquisition of Vironna, increased sales and market growth in Canada through product launches by Trichome under the WAGNERS brand and by MYM’s current Canadian product portfolio, increased sales from the resumption of product shipments to Germany and the future business of the Company. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Non-IFRS Financial Metrics

This press release includes reference to "EBITDA", "Adjusted EBITDA" and "Gross Margin", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Investors and Media Contacts:

Maya Lustig, Director of Investor & Public Relations
IM Cannabis
972-54-6778100
Maya.l@imcannabis.com

KCSA Strategic Communications
Kathleen Heaney/Joe McIntyre
imcannabis@kcsa.com

Gal Wilder
Media Relations – Canada
+1 416-602-4092
gwilder@cohnwolfe.ca